May 8, 2026

VIA EDGAR

Pam Howell

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Breeze Acquisition Corp. II
Registration Statement on Form S-1
Filed November 17, 2025, as amended
File No. 333-291575

Dear Ms. Howell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of several underwriters, hereby joins in the request of Breeze Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 12, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 400 copies of the preliminary prospectus dated May 6, 2026 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

IB CAPITAL LLC, as representative of the several underwriters

By:	/s/ Dan Thayer
Name:	Dan Thayer
Title:	Principal

[Signature Page to Underwriters’ Acceleration Request Letter]